Clarion Partners Real Estate Income Fund Inc.

620 Eighth Avenue

New York, NY 10018

May 11, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Karen Rossotto

Re:Clarion Partners Real Estate Income Fund Inc.

Registration Statement on Form N-2, File Nos. 333-228963 and 811-23408

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Clarion Partners Real Estate Income Fund Inc. (the “Fund”) hereby respectfully requests acceleration of the effective date of the above captioned Registration Statement on Form N-2 so that it will become effective by 10:00 a.m., Eastern Time, on May 12, 2020 or as soon as practicable thereafter. Legg Mason Investor Services, LLC, the Fund’s distributor, joins in the request of the Fund for acceleration. The Fund agrees to file a Post-Effective Amendment to the above captioned Registration Statement on Form N-2 to include Item 34(1) as an undertaking.

Very truly yours,

Clarion Partners Real Estate Income Fund Inc.

By:	/s/ George P. Hoyt
Name:	George P. Hoyt
Title:	Assistant Secretary

Legg Mason Investor Services, LLC

By:	/s/ Mark Lavan
Name:	Mark Lavan
Title:	Co-Managing Director